

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

Via E-mail
Mr. Jinbo Yao, CEO
58.com Inc.
Block E, The North American International Business Center
Yi 108 Beiyuan Road, Chaoyang District
Beijing 100101 People's Republic of China

> **Re:** **58.com Inc.**
> **Amendment No. 2 to the Registration Statement on Form F-1**
> **Filed October 17, 2013**
> **File No. 333-191424**

Dear Mr. Yao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary,

1. Include disclosure as to whether you may fund your VIEs through proceeds of this offering. We note your disclosure regarding PRC restrictions on funding your PRC subsidiaries as a result of PRC regulations and governmental control of currency conversion.

Corporate History and Structure, page 4

2. To provide balance, please disclose here that you "operate [y]our website and value-added telecommunications services through Beijing 58," identifying it as a VIE. We note your disclosure on page 117 that "Beijing 58 holds the ICP license and owns all domain names used in [y]our value-added telecommunications businesses." If true, state that the ICP license is necessary to your operations. Include here, a discussion of your registered

six domain names that, as stated on page 23, "are material to [y]our business, including www.58.com, and www.58.com.cn, and 31 trademarks in China."

3. Disclose that "[a]s the registrant of the trademarks, Beijing 58 has an exclusive right to use such trademarks in China for the goods or services under the trademark categories that it has registered. Discuss the material impact of Beijing 58 holding this exclusive right. In addition, add attendant risks to your prospectus summary "Challenges" section.

Organizational Chart, page 6

4. Please add the subsidiaries of Beijing 58 to include the entirety of your PRC variable interest entities in your organizational chart. Further, revise your disclosure throughout your filing to distinguish variable interest entities. We note for example, that you refer to them with different terms throughout your disclosure, including "consolidated affiliated entities," "affiliated entities," "affiliated PRC entities" and Beijing 58, singularly, as "[y]our affiliated PRC entity."

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries, page 41

5. Please include a separate risk factor regarding the prohibitions and restrictions on your use of proceeds from this offering to fund your variable interest entities. We understand that SAFE prohibitions on such funding for PRC domestic companies, such as your VIEs, are considerably different than those over WFOEs. To the extent you cannot make such funding due to the SAFE prohibitions, please disclose that. You should also address whether you will be permitted to finance the activities of your variable interest entities due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in your current operations.

Sales and Customer Service, page 112

6. We note your statement on page 113, that "[t]he majority of [y]our revenues are generated from [y]our field sales team." You state that in cities other than the 27 cities covered by your field sales team, you also utilize sales agencies to grow your business. As of June 30, 2013, you had over 180 sales agencies. Please disclose by what entities in your structure these sales teams are employed. Further, disclose, where in your corporate structure, the 180 sales agencies you had as of June 30, 2013, fall.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP